April 15, 2010

VIA EDGAR

Kevin Dougherty
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	China-Biotics, Inc.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-1
Filed January 29, 2010
File No. 333-149685

Ladies and Gentlemen:

On behalf of China-Biotics, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filing set forth in the Staff’s letter dated February 19, 2010.  For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of the Company.

General

1.	Comment:
We note that your registration statement on Form S-1 (File No. 333-149685) was declared effective on April 1, 2008, and that the post-effective amendment that you filed on January 29, 2010 was your first post-effective amendment to such registration statement.  If an offering continues for more than nine months, Securities Act Section 10(a)(3) requires the issuer to update the registration statement by a post-effective amendment if the information in the prospectus is more than 16 months old.  Please tell us whether any offers or sales were made after January 1, 2009.

Response:
The Company confirms that no offers or sales were made under the registration statement after January 1, 2009.  The registration statement covers shares of the Company’s common stock underlying convertible notes issued in December 2007, none of which have been converted as of the date of this letter.

Kevin Dougherty
United States Securities and Exchange Commission
April 15, 2010

2.	Comment:	Please provide updated financial statements in your next amendment. See Item 3-12 of Regulation S-X.

Response:	The Company has provided unaudited quarterly financial statements for the period ended December 31, 2009 in the Post-Effective Amendment No. 2 to Form S-1 filed on April 15, 2010.

3.	Comment:
Please revise your disclosure in your next amendment to reflect all material updated information.  For example, we note the disclosure provided in your quarterly report on Form 10-Q that you filed on February 11, 2010.

Response:	The Company has revised the disclosure in the Post-Effective Amendment No. 2 to Form S-1 filed on April 15, 2010 to reflect all material updated information.

If you have any questions with respect to the foregoing, please feel free to call me or my colleague Rumei Mistry at (206) 623-7580.

Sincerely yours, /s/ Eric Simonson Eric Simonson

cc:	Song Jinan, China-Biotics, Inc.